FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* O'Maley, David B.	2. Issuer Name and Ticker or Trading Symbol U.S. Bancorp (USB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Ohio National Financial Services One Financial Way	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2/25/03
(Street) Cincinnati, OH 45242		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	2/25/03		M		18,000	A	$7.0833	98,160	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Restricted Stock Units	1-for1							(1)	(1)	Common Stock	2,521		2,521(2)	D
Deferred Compensation Plan Participation	1-for-1							(3)	(3)	Common Stock	4,658.37		4,658.37(4)	D
Non-Employee Director Stock Option (Right to Buy)	$7.0833	2/25/03		M			18,000	(5)	4/07/06	Common Stock	18,000		0	D
Non-Employee Director Stock Option (Right to Buy)	$21.64								12/17/12	Common Stock	7,200		7,200	D
Non-Employee Director Stock Option (Right to Buy)	$18.95								10/01/12	Common Stock	575		575	D
Non-Employee Director Stock Option (Right to Buy)	$23.18								7/01/12	Common Stock	1,825		1,825	D
Non-Employee Director Stock Option (Right to Buy)	$22.16								4/01/12	Common Stock	1,025		1,025	D
Non-Employee Director Stock Option (Right to Buy)	$20.78								1/02/12	Common Stock	2,000		2,000	D
Non-Employee Director Stock Option (Right to Buy)	$20.78								1/02/12	Common Stock	9,150		9,150	D
Non-Employee Director Stock Option (Right to Buy)	$20.78								1/02/12	Common Stock	8,600		8,600	D
Non-Employee Director Stock Option (Right to Buy)	$22.02								10/01/11	Common Stock	1,625		1,625	D
Non-Employee Director Stock Option (Right to Buy)	$23.31								7/02/11	Common Stock	1,125		1,125	D
Non-Employee Director Stock Option (Right to Buy)	$23.20								4/02/11	Common Stock	2,150		2,150	D
Non-Employee Director Stock Option (Right to Buy)	$23.34								2/27/11	Common Stock	6,100		6,100	D
Non-Employee Director Stock Option (Right to Buy)	$23.4375								1/02/11	Common Stock	8,800		8,800	D
Non-Employee Director Stock Option (Right to Buy)	$23.4375								1/02/11	Common Stock	1,325		1,325	D
Non-Employee Director Stock Option (Right to Buy)	$21.6875								12/12/10	Common Stock	8,900		8,900	D
Non-Employee Director Stock Option (Right to Buy)	$22.5625								10/02/10	Common Stock	275		275	D
Non-Employee Director Stock Option (Right to Buy)	$20.875								7/03/10	Common Stock	250		250	D
Non-Employee Director Stock Option (Right to Buy)	$23.375								4/03/10	Common Stock	875		875	D
Non-Employee Director Stock Option (Right to Buy)	$20.9375								1/03/10	Common Stock	6,150		6,150	D
Non-Employee Director Stock Option (Right to Buy)	$21.375								12/14/09	Common Stock	6,900		6,900	D
Non-Employee Director Stock Option (Right to Buy)	$25.625								10/01/09	Common Stock	375		375	D
Non-Employee Director Stock Option (Right to Buy)	$28.00								7/01/09	Common Stock	1,100		1,100	D
Non-Employee Director Stock Option (Right to Buy)	$28.00								7/01/09	Common Stock	3,300		3,300	D
Non-Employee Director Stock Option (Right to Buy)	$29.4167								3/09/09	Common Stock	10,800		10,800	D
Non-Employee Director Stock Option (Right to Buy)	$21.00								4/14/08	Common Stock	18,000		18,000	D
Non-Employee Director Stock Option (Right to Buy)	$13.7917								4/06/07	Common Stock	18,000		18,000	D

Explanation of Responses:

(1) The restricted stock units vest in four equal annual installments beginning on December 17, 2003. Vested units are payable in common stock when the reporting person retires in accordance with the Company's director retirement policy.
(2) Includes restricted stock units acquired in January pursuant to a dividend reinvestment feature of the reporting person's restricted stock unit award. The reinvested units are fully vested and are payable in common stock when the reporting person retires in accordance with the Company's director retirement policy.
(3) Deferred Compensation Plan Participation is payable in common stock following termination of the reporting person's directorship with U.S. Bancorp.
(4) Includes additional amounts acquired in January pursuant to a dividend reinvestment feature of the U.S. Bancorp Deferred Compensation Plan.
(5) The option vested in four equal annual installments beginning on April 9, 1997.

By: /s/ By Lee R. Mitau For David B. O'Maley **Signature of Reporting Person	2/26/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

 This statement confirms that I have authorized and designated
Lee R. Mitau, Laura F. Bednarski and Tracy J. Knewtson, and each of them, as my attorney-in-fact to execute and file on my behalf all Forms
3, 4 and 5 (including any amendments) that I may be required to file with the Securities and Exchange Commission as a result of my ownership of or transactions in securities of U.S. Bancorp.  Their authority under Statement shall continue until I am no longer required to file
Forms 4 and 5 with regard to my ownership of or transactions in securities of U.S. Bancorp, unless I revoke it earlier writing.  I acknowledge that they are not assuming any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated:  8-29-02

    /s/David B. O'Maley
    Signature

    David B. O'Maley
    Printed Name